Mail Stop 3561

September 28, 2006

Herbert A. Granath, CEO
Media & Entertainment Holdings, Inc.
4429 Edmondson Avenue
Dallas, TX 75205

> **RE:** **Media & Entertainment Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-128218**
> **Amendment Filed August 25, 2006**

Dear Mr. Granath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment four from our letter dated June 19, 2006; however, we were unable to locate your disclosure indicating the steps that you have taken to confirm management's ability to satisfy their obligation to ensure that the trust proceeds are not depleted by claimants. In particular, we note the supplemental response to prior comment 30 from our letter dated June 19, 2006 that the existing shareholders "were not in a position to collectively contribute $1,800,000 to fund the private purchase of Private Warrants." Please explain how

these individuals are expected to satisfy their obligations to ensure that the trust proceeds are not depleted by claimants in light of the apparent lack of funding. Please advise.

2.   We note in your response to prior comment six from our letter dated June 19, 2006 that you reference both Standards 3 and 4 for the listing requirements of AMEX. Please clearly state the listing standard you plan to list under and how you will meet those requirements. We may have further comment.

3.   In response to prior comment 11 from our letter dated June 19, 2006, you appear to have replaced Astor Asset Management with Hearst Corp. with respect to the purchase of existing stockholder warrants, and have included Hearst in your existing stockholder grouping. While we acknowledge the technical accuracy of this grouping, given that the more standard structure of these offerings only includes management as existing stockholders, please revise to clarify throughout your document that Hearst is considered an initial stockholder for the purpose of the warrant sales even though it will not play a role in managing the business.

4.   Based on the company's response to comment 20 from our letter dated June 19, 2006 it appears that you have agreed to terminate the warrant purchase agreement with Astor Asset Management and entered into a warrant purchase agreement with Hearst Corp. As an initial matter please explain the business reason for doing this, in particular, the decision to allow Astor to withdraw from its irrevocable commitment to purchase warrants. In addition, please clarify your disclosure to indicate whether Hearst's securities will be subject to the same escrow and transfer restrictions as the other insiders.

5.   On page 16 of your response to prior comment 30, from our letter dated June 19, 2006, you state that your "existing stockholders at the time[] … were not in a position to collectively contribute $1,800,000 to fund the private purchase of Private Warrants …" However, these same parties – according to your page 14-5 risk factor disclosure, are the ones obligated to ensure that the trust funds are not reduced by vendors, service providers, or prospective target businesses. Please explain this disclosure in light of these statements made in the supplemental response.

6.   In response to prior comment 32 from our letter dated June 19, 2006, you state that the stock option grants issued to your management do not, and would not, require disclosure under Item 201(d) of Regulation S-K because they are not an "individual compensation arrangement." Please provide additional analysis supporting your conclusion and, in addition, clarify how the company would characterize these grants.

7.   In your response to comment 35 from our letter dated June 19, 2006, we note your statement that "the Registrant is only required to use its best efforts to maintain the effectiveness of the Registration Statement and upon exercise of the Warrants, if a registration covering the shares issuable upon exercise is not effective, the Registrant can satisfy its obligation by delivering unregistered shares of Common Stock." However, with respect to the publicly held warrants, it does not appear that the company would have an exemption from registration available to cover the warrant exercises. Please advise us how the company would be able to deliver unregistered shares to its public warrant-holder base. We may have further comment.

8.   On page 18 of your comment letter response you state that Mr. Granath believed that Hearst would likely be willing to participate in the warrant private placement. Please clarify how Mr. Granath reached this belief. In addition, with respect to your page 19 statements that no written materials were furnished to Hearst when "[r]epresentatives of Jessup advised Mr. Doerfler orally regarding the terms of the concurrent private placement …" weren't the terms of the private placement previously described in your Form S-1? How did Hearst determine to purchase $1,300,000? What consideration, if any, was given to Astor to rescind its purchase?

Cover Page

9.   Specifically name the affiliates of existing stockholders that have committed to purchase private placement warrants.

10.   We note that the company has added a sentence to the cover page in response to prior comment 2 from our letter dated June 19, 2006. However, in your response you merely state that claims could be prior to shareholder claims. You do not draw the conclusion that this may result in investors receiving less than the $7.73 initial conversion price. Please revise to clarify the implication of your statement or advise why no revision is necessary.

11.   Clarify the statement that you will review a business opportunity presented "in any industry sector." Clarify, whether this means you are not limited to any industry or whether this means you are not limited to any particular sector within the three industries listed. If you are not limited to a particular industry, then please revise the prospectus to limit specific discussions of particular industries, in light of the lack of any limitation to specific industries. This would include removal of specific risks associated with the entertainment, media and communications industries and specific disclosure about these industries in the summary and business sections.

12. We note the statement that "The proceeds deposited in trust account could … become subject to the claims of creditors, if any, which could be prior to the claims of our public stockholders." Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claim of creditors of the company. We may have further comment.

Prospectus Summary, page 1

13. We reissue prior comment 13 from our letter dated June 19, 2006. While the ability of management to remain with the company after the business combination may not be the determining factor in your decision, it appears that it will be one of the factors in the decision-making process. Please revise to clearly state this and to discuss the resultant potential conflicts of interest. Revise disclosure throughout the prospectus.

14. We note your revisions under "Liquidation if no business combination" on page 10 but believe additional clarification is warranted here. For example, please clarify the sentence "[i]f, however, a letter of intent … has been executed prior to 18 months from the date of this offering, we will abandon our plan of dissolution and distribution and seek the consummation of that business combination." Also, clarify the statement that "[o]our existing stockholders will have waived their rights to participate in any liquidation distribution with respect to their initial shares …" In responding to this comment, please also ensure that any other applicable discussion – the risk factors, for example, are also revised.

15. We note the statement that your executive officers have agreed to advance funds to complete the liquidation of the company. Please disclose the material terms of this agreement. Clarify what the advance will cover and explain how the "advance" is expected to be repaid. File the agreement as an exhibit.

16. We reissue prior comment 16 from our letter dated June 19, 2006. We continue to note the reference to "certain limited exceptions" to the ability to transfer shares from escrow. Please specify these limited exceptions.

Summary Financial Data, page 12

17. On page 12 you state the amounts presented for working capital and total assets include the amounts held in the trust account for the deferred underwriters' expenses. However, it appears you have deducted these expenses in the numbers presented. Please revise the disclosure following the table to clarify. Also, it appears offering expenses in the amount of $147,102 may have been deducted twice from the adjusted numbers. Please advise.

Risk Factors, page 13

18.   We note the changes made in response to prior comment 3 from our letter dated
        June 19, 2006. However, we note that the agreements filed as exhibits refer to
        "vendors" only. Please revise the agreements accordingly. Also, clearly state
        whether the limitation of the indemnity to "vendors, service providers or
        prospective target businesses" places any limitations upon the indemnification. If
        there are limitations, they should be clearly stated.

19.   We reissue prior comment 18 from our letter dated June 19, 2006. Since you
        indicate in your supplemental response that it is your intention for all of your
        officers and directors to remain with the company following a business
        combination, please revise to clearly state this in risk factor 11. Also, revise the
        risk factor subheading to reflect the risk being discussed. Lastly, revise the focus
        of risk factor 11 to clearly state the risks, including potential conflicts of interest.

20.   We note your response to prior comment 19 from our letter dated June 19, 2006
        and the revisions you have made on page 19. However, we do not believe that the
        company has entirely responded to the comment and, accordingly, we reissue it.
        Clearly disclose in the risk factor any current affiliations of officers, directors or
        existing stockholders with companies that may be considered – either currently or
        in the future - as a potential target business. Disclose whether the existing
        stockholders are aware of any potential opportunities with these affiliated
        companies. Also, please explain those circumstances that may result in the
        company considering an affiliated business. For instance, will they be considered
        in the initial search or only after other searches have not found a potential target
        business? In addition, please revise to state whether management will obtain an
        independent fairness opinion for such a transaction. We may have further
        comment.

21.   We reissue prior comment 20 from our letter dated June 19, 2006. We again note
        that you are relying upon an exemption in issuing the warrants to "existing
        stockholders and their affiliates" in the private placement. Please revise to
        include a risk factor to address the possibility that the offering could be
        considered a general solicitation with respect to the noted private placement.   As
        noted in the Bankers Trust Company (1984) "[t]he filing of a registration
        statement constitutes an offer to the public and thus a general solicitation of
        investors which precludes reliance on the exemption provided by Section 4(2)."
        In doing so, revise to discuss any potential liabilities attached to such possibility.
        In particular we note your supplemental response to prior comment 30 that Astor
        Asset Management and Hearst Corporation both were interested in participating
        in the initial public offering and were then approached to participate in the private
        placement.

Mr. Herbert A. Granath
Media & Entertainment Holdings, Inc.
September 28, 2006
p. 6

22.   Revise the subheading to risk factor 33 to clearly state that the warrants may
       expire worthless. Also revise the risk factor to clarify the warrants can expire
       unexercised or unredeemed.

23.   Please provide a risk factor to discuss the company's ability to redeem the
       warrants pursuant to section 6.1 of the warrant agreement. The risk factor should
       specifically address the fact the company could redeem the warrants while a
       prospectus is not current and the warrants are not exercisable.

24.   Please add a risk factor comparing the rights of purchasers in the private
       placement to purchasers in the IPO to clarify that the privately issued warrants
       may be exercised even in the absence of an effective registration statement while
       the public warrants require an effective registration statement and discuss the
       resultant risks.

Use of Proceeds, page 27

25. We reissue prior comment 23 from our letter dated June 19, 2006. Please include
    a separate line item in your tabular presentation to reflect your anticipated
    repayment of $200,000 in loans from officers and directors. Also, reconcile your
    supplemental response to the prior comment. That the amount will be paid from
    funds not held in the trust account, with the disclosure on page 30, which
    indicates that such amount will reduce the proceeds from the private placement of
    warrants. The table does not adequately reflect how this transaction will occur.
    In addition, please clarify whether these loans will have any rights or claims
    against the trust account.

26. We reissue prior comment 24 from our letter dated June 19, 2006. Please disclose
    in tabular format the use of proceeds for the $50,000 not held in trust, in addition
    to the $1.8 million from interest on the trust.

Dilution, page 31

27. Refer to prior comment 28 from our letter dated June 19, 2006. Please explain
    your basis for including the $2,160,000 in underwriter expenses in net tangible
    book value. Since these proceeds will either be paid to the underwriters or
    distributed in the event of the dissolution of the company, it appears appropriate
    to factor these costs into the dilution calculation.

Executive Compensation, page 51

28.   On page 51 you disclose that you have issued stock options to your independent
        directors for services rendered. Please revise to clarify, if true, that this will be
        the only compensation paid to management or directors until such time as you
        have consummated your initial business combination.

Principal Stockholders, page 55

29.   Disclose the control person(s) for Hearst Corporation and provide the address.
        Also, explain why the shares owned by Hearst Corp. are included in the amount
        held by officers and directors as a group.

Certain Transactions, page 58

30.   We partially reissue prior comment 31 from our letter dated June 19, 2006.
        Please disclose the business activities of Messrs. Tirinato, Maggin and Astor
        Management, and their relationship to the company and its officers and directors,
        given their participation described in this section.

31.   Please explain the exemption relied upon in the rescission of the transactions
        discussed in your response to prior comment 30 from our letter dated June 19,
        2006.

32.   Please explain your accounting treatment for the 270,000 shares of common stock
        your shareholders transferred to the Hearst Corporation on August 3, 2006.
        Expand Note 8 to disclose this transaction and to indicate the accounting
        treatment of the excess fair value over the amount paid by the Hearst Corporation.

33.   Please tell us how you have considered the guidance in EITF 00-19, discussed
        above, in your proposed accounting for the underwriter purchase option and your
        determination of whether the instrument meets the scope exception in paragraph
        11(a) of SFAS 133. If you conclude liability classification will be required upon
        issuance, please revise your capitalization table, summary financial data, dilution
        information and anywhere else in the document as needed, to properly reflect this
        classification.

34.   We have reviewed your revised disclosure regarding the term of the UPO and
        note that page 68 and page F-9 continue to state that the contractual life of the
        option is five years and that you have used an expected life of four years for
        purposes of your Black Scholes calculation. Please revise so as to be consistent
        or explain your basis for using an expected life of four years in estimating the
        UPO's valuation. See prior comment 36 from our letter dated June 19, 2006.

35.   We note your response to prior comment 37 from our letter dated June 19, 2006 and the list of representative companies used to estimate volatility. Explain your basis for including three companies with market capitalizations much larger than your offering. Explain why you believe the volatility of these companies is a good basis for estimating your future volatility.

36.   Please tell us why you did not use a term of five years for each of your representative sample companies in forming your volatility estimate, or revise as appropriate. In addition, please revise your volatility estimate to base the calculations on daily historical stock trading prices. See paragraph A32 of SFAS 123R.

Shares Eligible for Future Sale, page 64

37.   In light of the Ken Worm letter, please explain the statement that "none of the shares will be eligible for sale under Rule 144 prior to ____ 2006." We may have further comment.

Underwriting, page 67

38.   On page 69 you state that "Capitalink, L.C. has advised on the selection of [y]our management team and has assisted in structuring and facilitating the transaction." Please provide us with a legal analysis as to whether Capitalink is your "promoter" as defined under the federal securities laws. Also, explain the reference to a "finders' fee" and when such amount will be paid.

Recent Sales of Unregistered Securities

39.   Please provide a detailed discussion of the private placement and the entities that had agreed and those that currently are bound to participate in the private placement. Discuss the exemption relied upon, the facts supporting such reliance and clarify the various changes to the private placement. Provide an analysis under Black Box Inc. (June 26, 1990). In particular we note that the Hearst and Astor Management both reviewed the registration statement, expressed interest in the public offering and were then approached regarding the private placement discussed in the registration statement. Please provide a detailed analysis in this section.

Exhibit 4.3

40.   Please note that your Warrant Certificate appears to refer to "Millennium India Acquisition Company, Inc." and not to the company. Please review this, and any other appropriate exhibits, to ensure that names, prices, quantities, etc., have been updated appropriately.

Mr. Herbert A. Granath
Media & Entertainment Holdings, Inc.
September 28, 2006
p. 9

41.   Please revise your warrant certificate, to indicate whether the warrant may be exercised absent an effective registration statement. If not, please revise to also clarify that the warrant may expire worthless and state whether the company will be obligated to net-cash settle the warrant.

Exhibit 5

42.   Please file the legality opinion with the next amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                Sincerely,

                                John Reynolds
                                Assistant Director

cc.   Alan I. Annex, Jr., Esq. & Anthony Marsico
        212-801-6400 (facsimile)